Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2018, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,803
Interest-bearing balances		143,123
Securities:
Held-to-maturity securities		144,098
Available-for-sale securities		250,007
Equity Securities with readily determinable fair value not held for trading		94
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		79
Securities purchased under agreements to resell		34,203
Loans and lease financing receivables:
Loans and leases held for sale		13,308
Loans and leases, net of unearned income	918,993
LESS: Allowance for loan and lease losses	9,864
Loans and leases, net of unearned income and allowance		909,129
Trading Assets		44,974
Premises and fixed assets (including capitalized leases)		8,073
Other real estate owned		502
Investments in unconsolidated subsidiaries and associated companies		12,118
Direct and indirect investments in real estate ventures		163
Intangible assets		40,514
Other assets		54,889

Total assets		$1,675,077

LIABILITIES
Deposits:
In domestic offices		$1,269,998
Noninterest-bearing	415,406
Interest-bearing	854,592
In foreign offices, Edge and Agreement subsidiaries, and IBFs		52,292
Noninterest-bearing	897
Interest-bearing	51,395
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		8,421
Securities sold under agreements to repurchase		6,394

Dollar Amounts In Millions
Trading liabilities	11,024
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	116,305
Subordinated notes and debentures	11,749
Other liabilities	34,525

Total liabilities	$1,510,708
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	112,567
Retained earnings	54,424
Accumulated other comprehensive income	-3,482
Other equity capital components	0

Total bank equity capital	164,028
Noncontrolling (minority) interests in consolidated subsidiaries	341

Total equity capital	164,369

Total liabilities, and equity capital	$1,675,077

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

  Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

        Directors

Enrique Hernandez, Jr

Federico F. Pena

James Quigley